Northern Genesis Acquisition Corp. II

4801 Main Street,

Suite 1000

Kansas City, MO 64112

October 15, 2021

VIA EDGAR

Division of Corporation Finance, Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:            Brittany Ebbertt

Kathleen Collins

Edwin Kim

Jan Woo

RE:        Northern Genesis Acquisition Corp. II

Registration Statement on Form S-4

File No. 333-257647

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Northern Genesis Acquisition Corp. II (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, October 18, 2021, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Rebecca C. Taylor of Husch Blackwell LLP at (423) 755-2662.

Very truly yours,

NORTHERN GENESIS ACQUISITION CORP. II

By:	/s/ Ian Robertson
Name:	Ian Robertson
Title:	Chief Executive Officer